

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 20, 2009

<u>Via U.S. Mail and facsimile to (612) 642-8381</u>

Mr. Scott E. Cody
Chief Financial Officer and Chief Operating Officer
Global Traffic Network, Inc.
880 Third Avenue, 6th Floor
New York, NY 10022

> **Re: Global Traffic Network, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008, as amended on**
> **March 27, 2009**
> **Filed Sept. 9, 2008**
> **File No. 000-51838**

Dear Mr. Cody:

We have completed our review of your Form 10-K, as amended, and have no further comments at this time.

Sincerely,

/s/ Robert F. Bartelmes for
Larry Spirgel
Assistant Director